The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

[LOGO] [Chinese Characters]
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

VERY SUBSTANTIAL ACQUISITION AND RESUMPTION OF TRADING

The Directors of the Company hereby announce that the Board had approved by written confirmation the Airbus Aircraft Acquisition Agreement, pursuant to which the Company entered into the Airbus Aircraft Acquisition Agreement with Airbus for the purpose of acquiring ten Airbus A330 aircraft from Airbus on September 6, 2005.

The Directors believe that the acquisition of the Airbus Aircraft will further improve the operating capacity of the Company, enhance its abilities to provide premium services to its customers, and raise its ability to compete significantly in the industry. Therefore, the Directors believe that the terms of the Airbus Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

As requested by the Stock Exchange pursuant to Rule 14.22 of the Listing Rules, the Transaction is aggregated with the Previous Airbus Aircraft Acquisition and the two transactions are treated as if they were one transaction. The relevant percentage ratio for the Transaction aggregated with the Previous Airbus Aircraft Acquisition, with regards to the Consideration Test under Rule 14.07 of the Listing Rules, is above 100%. The Transaction therefore constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company’s shareholders under Rule 14.49 of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Transaction. The Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The Company will send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

Trading in the H shares of the Company was suspended at 9:30 a.m. on September 6, 2005 on the Stock Exchange at the request of the Company, and an application has been made to the Stock Exchange for resumption of trading in the H Shares with effect from 9:30 a.m. on September 7, 2005.

The Directors of the Company collectively and individually warrant that the information set out in this announcement does not contain any misrepresentation, misleading statement or material omission; and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

The Board hereby announces that pursuant to article 134 of the articles of association of the Company, the Board considered and approved by way of written resolution the following resolutions:

(a)	the purchase of ten Airbus A330 aircraft by the Company from Airbus; and

(b)	the execution of the Airbus Aircraft Acquisition Agreement to purchase the ten Airbus A330 aircraft.

Except Director Mr. Peng An Fa who did not participate in considering the written resolution, all 14 other Directors participated in considering and approving the above written resolutions. As disclosed in the announcement of the Company dated August 12, 2005, the removal of Mr. Peng An Fa as a Director has been approved by the Board and it will be submitted for approval by the shareholders of the Company at the next general meeting of the shareholders of the Company. Mr. Peng has now ceased to participate in the management of the Company. The format and procedure for passing the resolutions were in accordance with the Company Law of the People’s Republic of China and the Company’s articles of association.

On September 6, 2005, the Company entered into the Airbus Aircraft Acquisition Agreement with Airbus in Beijing, the People’s Republic of China, for the purpose of acquiring ten Airbus A330 aircraft from Airbus.

THE AIRBUS AIRCRAFT ACQUISITION AGREEMENT

Date

September 6, 2005.

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)	Airbus SNC, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Airbus and its respective ultimate beneficial owners is a third party independent of the Company and its connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

Ten Airbus A330 aircraft

Consideration

According to Airbus, the market catalogue price of a Airbus A330 aircraft is approximately between US$152.7 million and US$180 million. The aggregate consideration for the Airbus Aircraft, which is payable wholly in cash and determined after arm’s length negotiation between the parties, is lower than the market catalogue price as provided by Airbus.

Payment and delivery terms

The aggregate consideration for the acquisition of the Airbus Aircraft is payable by cash in instalments. The Airbus Aircraft will be delivered in stages to the Company during the period commencing from September 2007 to November 2008.

Source of funding

The Transaction will be wholly funded through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the Transaction.

Implications under the Listing Rules

On April 21, 2005, the Company, as purchaser, entered into the Previous Airbus Aircraft Acquisition Agreement with Airbus, as the vendor, and SAIETC, as the import agent, pursuant to which the Company purchased five Airbus A380 aircraft from Airbus. The relevant percentage ratio for the Previous Airbus Aircraft Acquisition with regards to the Consideration Test under Rule 14.07 of the Listing Rules was above 25%, but less than 100%, and it constituted a major transaction of the Company under the Listing Rules. The Previous Airbus Aircraft Acquisition was approved by the shareholders of the Company in the 2005 annual general meeting as of June 15, 2005. For further details in respect of the Previous Airbus Aircraft Acquisition Agreement, please refer to the circular of the Company dated May 27, 2005.

As requested by the Stock Exchange pursuant to Rule 14.22 of the Listing Rules, the Transaction is aggregated with the Previous Airbus Aircraft Acquisition and the two transactions are treated as if they were one transaction. The relevant percentage ratio for the Transaction aggregated with the Previous Airbus Aircraft Acquisition with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 100%. The Transaction therefore constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company’s shareholders under Rule 14.49 of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Transaction.

The Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

REASONS FOR THE TRANSACTION

The Directors believe that the acquisition of the Airbus Aircraft will further improve the operating capacity of the Company, enhance its abilities to provide premium services to its customers, and raise its ability to compete significantly in the industry. Therefore, the Directors believe that the terms of the Airbus Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

The Company will send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement. A notice to shareholders of the Company convening a general meeting of the shareholders to approve the Transaction will be dispatched to the shareholders of the Company as soon as practicable.

Trading in the H Shares of the Company was suspended at
9:30 a.m. on September 6, 2005 on the Stock Exchange at the request of the Company, and an application has been made to the Stock Exchange for resumption of trading in the H Shares with effect from 9:30 a.m. on September 7, 2005.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

“Airbus”	Airbus SNC, a company incorporated in Toulouse

“Airbus Aircraft”	ten Airbus A330 aircraft

“Airbus Aircraft Acquisition Agreement”	the aircraft acquisition agreement dated September 6, 2005 pursuant to which the Company has agreed to acquire and Airbus has agreed to sell the Airbus Aircraft

“Board”	the board of Directors of the Company

“Company”	China Southern Airlines Company Limited

“Director(s)”	the director(s) of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Previous Airbus Aircraft Acquisition”	the acquisition of five Airbus A380 aircraft by the Company from Airbus under the Previous Airbus Aircraft Acquisition Agreement

“Previous Airbus Aircraft Acquisition Agreement”	the aircraft acquisition agreement dated April 21, 2005 pursuant to which the Company and SAIETC agreed to acquire and Airbus agreed to sell five new Airbus A380 aircraft

“SAIETC”	Southern Airlines (Group) Import and Export Trading Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transaction”	the acquisition of Airbus Aircraft under the Airbus Aircraft Acquisition Agreement

By Order of the Board
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
September 6, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.